January 16, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Karen J. Garnett

Re:	American Realty Capital Trust, Inc.
SEC#333-145949
CIK#0001410997
Response to January 10, 2008 comment letter

Dear Ms. Garnett:

This firm represents American Realty Capital Trust, Inc. (the “Company” or “Firm”) in connection with its application for registration under the Securities Act of 1933. In furtherance thereof, we are submitting this letter to respond to the comments and requests in your letter, dated January 10, 2008 (the “Comment Letter”) and to indicate the changes that have been made in Amendment No. 3 to the Registration Statement (“Amendment No. 3”) that was filed on January 16, 2008 with the SEC. Five clean courtesy copies of Amendment No. 3 (without exhibits), five clean copies of the exhibits that have been revised, and five marked copies of Amendment No. 3 (without exhibits) are enclosed for your reference. The marked copies show the changes between the Amendment No. 2 to the Registration Statement (“Amendment No. 2”) and Amendment No. 3.

In addition, the Company requests acceleration of the effective date of the pending registration statement in the attached acceleration request letter, dated January 16, 2008 (Attachment No. 1).

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Comment Letter. For your convenience, your comments are set forth in italics in this letter, followed by the Company’s responses. The page numbers referred to in your comments track the page numbers in Amendment No. 2, and the page numbers referred to in the Company’s responses track the page numbers in Amendment No. 3.

January 16, 2008

The revisions to the Registration Statement in Amendment No. 3 incorporate the comments and requests in your Comment Letter, as well as comments from the states and internal revisions.

Prospectus Cover Page

1.
Please revise to include a reference to the 1 million shares being offered pursuant to the stock option plan. Also, please tell us why it is appropriate to register the shares underlying options without registering the options themselves.

RESPONSE:

The cover page has been revised in Amendment No. 3 pursuant to the comment above and the options of the stock option plan will be registered.

Shares Repurchase Program, page 10

2.
We note your response to prior comment 6. Please revise the disclosure here and on page 125 to briefly explain how the board will estimate the market value of your assets. State whether the board will obtain appraisals of your properties for this purpose and, if so, disclose the frequency of those appraisals.

RESPONSE:

The Board, with advice from the Advisor, (i) will make internal valuations of the market value of its assets based upon the current capitalization rates of similar properties in the market, recent transactions for similar properties acquired by the Company and any extensions, cancellations, modifications or other material events affecting the leases, changes in rents or other circumstances related to such properties, (ii) review internal appraisals prepared by the Advisor following standard commercial real estate appraisal practice and (iii) every three years or earlier, in rotation will have all of the properties appraised by an external appraiser.

January 16, 2008

The disclosure in the “Shares Repurchase Program” sections on pages 10 and 128 of Amendment No. 3 have been revised to include the above description.

Property Manager, page 47

3.
We note your response to prior comment 9; however, the disclosure in the first paragraph on page 48 continues to state that the property management fee is “up to” 2% of gross revenues from single tenant properties and 4% if gross revenues from multi-tenant properties. Disclosure on page 53 does not include the “up to” language in connection with these fees. Please revise to reconcile the two statements, as previously requested, or tell us why you believe no further changes are required.

RESPONSE:

The disclosure on page 49 of Amendment No. 3 in connection with the property management fees of the property manager has been revised to delete the “up to” language.

Investment Objectives and Policies, page 64

Direct Private Placements as an Alternative to Traditional Investment Vehicles, page 73

4.
We note your response to prior comment 2 and your related disclosure. Please revise to clarify how the NCREIF index measures the “value” of $1 invested in 1997. Since there is no trading market, it is not clear how those investments are valued.

RESPONSE:

The disclosure on page 75 of Amendment No. 3 has been revised to include the following explanation of how the NCREIF index measures “value”:

“The value of the NCREIF index is computed as follows: NCREIF requires that properties included in the index be valued at least quarterly, either internally or externally, using standard commercial real estate appraisal methodology. Each property in the index must be independently appraised a minimum of once every three years. The  value of the capital component of the NCREIF index return is predominately the product of the real property appraisals discussed below. In addition, property income results are reported quarterly for purposes of determining the income component of the index.”

January 16, 2008

Plan of Operation, page 82

Results of Operations, page 83

5.
We note your supplemental disclosure in response to prior comment 12. Please revise your disclosure to include this discussion. Because it speaks to some of the risks involved in investing in the current real estate market, it serves to appropriately balance your existing disclosure related to the opportunities presented by investing in this market.

RESPONSE:

The disclosure on page 87 in the “Results of Operation” section of Amendment No. 3 has been revised pursuant to the above comment.

Prior Performance Summary, page 91

American Realty Capital, LLC

6.
Please revise to clearly state, if true, that no money was raised from investors in connection with the properties acquired by American Realty Capital, LLC. Also, please revise to briefly describe the advisory services provided by American Realty Capital, LLC.

RESPONSE:

No money was raised from investors in connection with the properties acquired by American Realty Capital, LLC. All American Realty Capital, LLC transactions were done with the equity of the principals or joint-venture partners of American Realty Capital, LLC.

In instances where American Realty Capital, LLC was not an investor in the transaction, but rather an advisor, American Realty Capital, LLC typically performed the following advisory services:

January 16, 2008

•	Identified potential properties for acquisition
•	Negotiated Letters of Intent and Purchase and Sale Contracts
•	Obtained financing
•	Performed due diligence
•	Closed properties
•	Managed properties
•	Sold properties

The relevant disclosure in section “Prior Performance Summary” (page 93) of Amendment No. 3 has been revised accordingly.

Nicholas S. Schorsch, Page 92

7.	If any of the programs sponsored by Mr. Schorsch closed within the most recent five years, please provide the disclosure required by Table III of Guide 5.

RESPONSE:

Mr. Schorsch had not closed any programs after 2002, as all of his prior programs had been transferred into American Realty Financial Trust (“AFR”) in connection with its formation and all subsequent acquisitions of properties had been made through AFR. AFR did not make public, and American Realty Capital does not have access to, AFR’s individual property financial records, such that the information specific to Mr. Schorsch’s 2002 programs may be re-created. When AFR files its Form 10-K for December 31, 2007, we will then update the information for AFR for the year 2007 and, therefore, the requested information for 2002 will no longer be required under the Guide 5 rule.

Three Year Summary of Funds Raised by AFR, page 93

8.	Please explain, by footnote or otherwise, the reasons for capital contributions by limited partners that are not included in the proceeds from share issuances.

RESPONSE:

The following Footnote (2) to the table entitled, “Three Year Summary of Funds Raised by AFR” has been added in Amendment No. 3:

January 16, 2008

“Contributions by limited partners relate to capital provided by a third-party joint venture partner in connection with certain expenditures that were the sole responsibility of the joint venture partner.”

9.
We note your revised disclosure in response to prior comment 16. However, now that gross proceeds are disclosed in the first line the footnote relating to net proceeds no longer appears to be relevant. Please relocate the footnote to the net proceeds line item.

RESPONSE:

Footnote (1) to the table entitled, “Three Year Summary of Funds Raised by AFR” has been moved to the net proceeds line item in Amendment No. 3.

10.	We reissue prior comment 17. Please revise the table to include the amount of acquisition costs and the amount of leverage.

RESPONSE:

The table entitled, “Three Year Summary of Funds Raised by AFR” has been revised in Amendment No. 3 to include the amount of the acquisition costs and the amount of leverage.

Three Year Summary of Sales by AFR page 91

11.
We reissue prior comment 18. Please expand the table to include all of the information identified in Table V of Industry Guide 5, similar to the table you have included on page 92 that represents the properties sold by American Realty Capital LLC during the nine months ended September 30, 2007.

RESPONSE:

This information is not available. AFR did not make public, and American Realty Capital does not have access to, AFR’s individual property financial records, such that the information specific to individual properties may be re-created. When AFR files its Form 10-K for December 31, 2007, we will then update the information for AFR for the year 2007.

January 16, 2008

Federal Income Tax Considerations, page 98

Ownership of Interests in Partnerships and Qualified REIT Subsidiaries, page 100

12.
We note your response to prior comment 20 and your related revised disclosure. Please revise your disclosure to name counsel and state that counsel has opined on the status of the operating partnership.

RESPONSE:

The disclosure in the section entitled “Legal Matters” on page 144 of the Amendment No. 3 has been revised to reflect that Proskauer Rose LLP has opined on the status of the operating partnership with respect to federal income tax purposes.

Legal Matters, page 141

13.	Please revise to state that Proskauer Rose is passing on the legality of the common stock. Alternatively, please revise the exhibit index to identify the Venable opinion as Exhibit 5.1.

RESPONSE:

With respect to matters of Maryland law, including the legality of the common stock of the REIT, as stated in the opinion of Proskauer Rose LLP (“Proskauer”) (Exhibit 5), Proskauer has relied, without independent investigation, exclusively upon the opinion of Venable LLP, counsel for the Company.

The exhibit number for the Venable LLP opinion has been revised to Exhibit No. 5.1.

Part II

Exhibit Index

January 16, 2008

14.	Please include a separate exhibit number for the Venable opinion. Exhibit 23.3 is limited to Venable’s consent, which we note is included in the opinion.

RESPONSE:

The exhibit number for the Venable opinion has been revised to Exhibit No. 5.1.

Form of Opinion of Venable LLP

15.	Please provide a revised opinion that refers to the option shares in the introductory paragraph. In addition, the revised opinion should address the legality of the option shares.

RESPONSE:

The opinion of Venable LLP has been revised to address the option shares.

Regards,

/s/ Peter M. Fass

Peter M. Fass

January 16, 2008

ATTACHMENT NO. 1

AMERICAN REALTY CAPITAL

405 PARK AVENUE, 6TH FLOOR, NEW YORK, NY 10022
T: (212) 415-6500 F: (212) 421-5799
WWW.ARLCAP.COM

January 16, 2008

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Karen J. Garnett

Re:	American Realty Capital Trust, Inc. Registration Statement on Form S-11 File No. 333-145949

Dear Ms. Garnett:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Realty Capital Trust, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-captioned Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on Jan. 18, 2008, or as soon thereafter as practicable, or at such later time as may be orally requested.

The Company acknowledges that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AMERICAN REALTY CAPITAL TRUST, INC.

/s/ Nicholas S. Schorsch
Nicholas S. Schorsch
Chief Executive Officer and President

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